Exhibit 99.1

JASO Increases Conversion Efficiency of Cypress Series Solar Cells in Large-Volume Production

SHANGHAI, China, Sept. 28, 2012 (GLOBE NEWSWIRE) — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced that the average conversion efficiency of its high-efficiency monocrystalline and multicrystalline Cypress solar cells in large-volume production has reached 19.1% and 17.4%, respectively. This compares to an industry average of 18.8% and 17.0% for monocrystalline and multicrystalline solar cells, respectively.

Within the Company’s Cypress series, its 6-inch full square monocrystalline solar modules and 6-inch standard monocrystalline modules now generate a power output of 280W and 270W, respectively, while its 6-inch multicrystalline solar modules now produce a power output of 260W. Each of the three Cypress series modules produces a power output between 5W and 10W above the industry average.

In addition to superior photoelectric conversion efficiency, Cypress series cells also feature excellent solder ability and lower encapsulation power loss resulting from high-voltage, low-current electrical performance parameters, elaborated current rating, and positive tolerance for cell power compensation.

To date, the Company has shipped over 300MW of its Cypress cells, including over 100MW to external customers.

“We are delighted to have made yet another breakthrough with our Cypress series, as we continue to find innovative ways to service the market demand for high-quality, high-efficiency solar products,” said Dr. Peng Fang, CEO of JA Solar. “By offering higher conversion efficiency without increasing the cost of cells, the Cypress cells further help to reduce the cost of modules on a per watt basis by ensuring a high power output. Customers are responding very well to this compelling value proposition, and we’re confident that our continued focus on pushing technological boundaries will drive continued growth.”

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar cells. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company also produces solar modules that it distributes under its own brand and produces on behalf of solar manufacturers globally. The Company shipped 1.69 GW of solar power products in 2011. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces. For more information, please visit www.jasolar.com.

The JA Solar Holdings Co., Ltd. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8631

CONTACT:	In China

Nick Beswick
Brunswick Group
Tel: +86-10-5960-8600
E-mail: jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng
Brunswick Group
Tel: +1-212-333-3810
E-mail: jasolar@brunswickgroup.com